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Media Release

April Update: CSMA Exchange Traded Note Linked to the Credit Suisse Merger Arbitrage Liquid Index (Net)

Product Provides Merger Arbitrage Exposure on NYSE Arca

New York, April 4, 2011 The Credit Suisse Merger Arbitrage Liquid Index (Net) ETN (the “ETN”) (NYSE Arca: CSMA) is linked to the performance of the Credit Suisse Merger Arbitrage Liquid Index (Net), an index which is calculated intraday and aims to gain broad exposure to the merger arbitrage strategy.

Ticker: CSMA
CUSIP: 22542D845
ETN Annual Investor Fee: 0.55%
Index Calculation Fee: 0.50%
Inception Date: October 01, 2010
Shares outstanding as of April 1, 2011: 2,913,340
Average daily volume as of April 1, 2011: 39,995
High since inception: 20.74 (closing high)
Low since inception: 19.66 (closing low)

More information on the Credit Suisse Merger Arbitrage Liquid Index (Net) ETN can be found on: www.credit-suisse.com/notes

The exchange traded approach offers a variety of advantages to investors, including real-time pricing, ability to trade intraday and portfolio transparency – advantages previously not associated with alternative investments.

This ETN seeks to provide investors with the returns of the Merger Arbitrage strategy as represented by the Credit Suisse Merger Arbitrage Liquid Index (Net) (the “Index”), an index which is calculated intraday and aims to gain broad exposure to the merger arbitrage strategy. The Index attempts to employ the merger arbitrage strategy by using a quantitative methodology to track a dynamic basket of securities held as long or short positions and cash weighted in accordance with the index rules to reflect publicly announced merger and acquisition transactions that meet certain qualifying conditions.

The Credit Suisse Merger Arbitrage Liquid Index (Net) ETN is designed to capture the spread, if any, between the price at which the stock of a company, the target, trades after a proposed acquisition of such target is announced, and the price which the acquiring company, the acquirer, has proposed to pay for the target.

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An investment in the ETN involves risks, including the possible loss of part or all of your investment. The ETN’s investment performance depends on the performance of the underlying Index, and is subject to fees which will impact the return on such investment. The ETN may not be a suitable investment for you if you are not willing to be exposed to the fluctuations in the level of the Index; you seek a guaranteed return of principal; you believe the level of the Index will decrease or will not increase by an amount sufficient to offset the impact of the fees during the terms of the ETN; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment. Although the ETN is listed on the NYSE Arca, a trading market may not continue for the term of the ETN; we are not required to maintain any listing of the ETN on NYSE Arca or any other exchange or quotation system. In addition, although the return on the ETN will be based on the performance of the Index, the payment of any amount due on the ETN, including any payment at maturity is subject to the credit risk of Credit Suisse. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Contact Information

Karen Laureano-Rikardsen, Tel: 212 325 1719, karen.laureano-rikardsen@credit-suisse.com

Credit Suisse has filed a registration statement (including the prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read applicable pricing supplement, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000095010310002895/dp19449_424b2-etn3.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Investment Banking

In its Investment Banking business, Credit Suisse offers securities products and financial advisory services to users and suppliers of capital around the world. Operating in 57 locations across 30 countries, Credit Suisse is active across the full spectrum of financial services products including debt and equity underwriting, sales and trading, mergers and acquisitions, investment research, and correspondent and prime brokerage services.

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Asset Management

In its Asset Management business, Credit Suisse offers products across a broad spectrum of investment classes, including alternative investments such as private equity, hedge funds, real estate and credit, as well as multi-asset class solutions, which include equities and fixed income products. Credit Suisse’s Asset Management business manages portfolios, mutual funds and other investment vehicles for a broad spectrum of clients ranging from governments, institutions and corporations to private individuals. With offices focused on asset management in 19 countries, Credit Suisse’s Asset Management business is operated as a globally integrated network to deliver the bank’s best investment ideas and capabilities to clients around the world.

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

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This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. No part of this material may be reproduced or retransmitted in any manner without the prior written permission of Credit Suisse.

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